Filed Pursuant to Rule 253(g)(2)

File No. 024-12201

SUPPLEMENT NO. 1 TO OFFERING CIRCULAR DATED MAY 15, 2023

Invest Inc.

11500 W Olympic Blvd. Suite 562

Los Angeles, California 90064

This Offering Circular Supplement No. 1 (this “Supplement”) relates to the Offering Circular of Invest Inc., a Wyoming corporation (the “Company”) dated May 15, 2023 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Act”) for Tier 2 offerings, pursuant to which the Company is offering up to 3,000,000 shares of common stock at an offering price of $6.00 per share for gross proceeds of up to $18,000,000 on a “best efforts” basis.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this Supplement is to disclose or supplement the Offering Circular, as follows:

Appointment of a Chief Marketing Officer

On or about July 7, 2023, we appointed Jaspreet Mathur as our Chief Marketing Officer. Mr. Mathur is a seasoned marketing executive and entrepreneur, who has a proven track record of successfully launching and establishing new brands, including his own. Mr. Mathur founded Kore Fit Living in 2011, a chain of retail stores across Canada specializing in sales of vitamins and supplements, sports nutrition, athletic apparel, and fitness/MMA training equipment. He also launched Emblaze One, which started in 2013 as a design firm making logos and branding, and has grown into a full-service interactive agency with global offices to accommodate a consumer market shift from brick and mortar to e-commerce. In 2018, Mr. Mathur launched the Limitless brand, a creative and empowering lifestyle agency that develops brands and products in the health, wellness, and beauty products space. He is currently the Chief Executive Officer of Limitless X Holdings, Inc (OTCQB: VYBE).

Adding Risk Factor

The following Risk Factor shall be added to the “Risk Factors” section of the Offering Circular.

We rely heavily on our officers who have conflicts of interest which may affect the time they devote to managing us.

To a large extent, our success will depend on the quality of management provided by our officers who have the discretion and authority to manage our business. Our officers may engage in other business activities, investments, or ventures, independently or with others, and are not obligated to devote more than a portion of their time to our affairs. Our officers may also decide to be engaged in businesses that may be competitive with our business. If we lose any of our officers or they are unavailable for any reason, it may be difficult or impossible for us to find a suitable replacement.

Possible Stock Listing

There is currently no public market for our common stock. During or following this offering, we may seek to list our shares of common stock on a U.S. registered national securities exchange such as the NYSE American. If we do not meet the minimum requirements for listing on the NYSE American, we may seek quotation of our common stock on an alternative trading system (ATS) such as tZERO. However, no assurance can be given that we will meet the minimum listing requirements or that any national securities exchange or ATS will approve our listing application. For example, in order to list our shares of common stock on the NYSE American, they require that, among other criteria, at least 1,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 400 round lot holders, the market value of the publicly-held shares of common stock be at least $15 million, our market cap be at least $50 million, and our stockholders’ equity be at least $4 million.

We currently believe that we will need to raise gross proceeds of approximately $15 million in this offering to satisfy NYSE American’s initial listing standards, among other financial and liquidity criteria. Further, if we decide to proceed with a listing of our common stock on a national securities exchange, in addition to satisfying the listing requirements of the applicable exchange, the common stock would not commence trading until (i) this offering is terminated, (ii) we have filed a post-qualification amendment to this offering statement with current financial statements and a registration statement on Form 8-A, and (iii) such post-qualification amendment is qualified by the Commission and the Form 8-A has become effective.

The completion of this offering is not conditioned on the listing of our shares on a public market. We will only proceed to seek a listing of our shares if our board of directors determines that the trading markets are appropriate for us given the structure of our company and our growth and expansion strategies, and even if we meet the minimum requirements for listing on an exchange, we may wait before terminating this offering and seeking a listing in order to raise additional proceeds. As a result, our common stock may never be listed for trading or quotation on a national securities exchange or ATS, and you may experience a delay between the closing of your purchase of shares of our common stock and the commencement of any trading or quotation of our securities, if ever. Even if our securities become listed on a national securities exchange or ATS, no assurance can be given as to (i) the likelihood that an active market for the stock will develop, (ii) the liquidity of any such market, (iii) the ability of stockholders to sell their shares or (iv) the prices that stockholders may obtain for any of the shares.

Offering Status

As of the date of this Supplement, we have sold 2,749 shares of common stock to 14 investors for aggregate gross proceeds of $16,494.00.

Except as expressly set forth herein, the Company’s offering of common stock, as described in the Offering Circular, as amended or otherwise supplemented by the Company’s public reports filed with the Securities and Exchange Commission are available at the Commission’s website, www.sec.gov, which the Company incorporates by reference in the Offering Circular, remains unchanged.

Investing in the Company’s common stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. (See “Risk Factors” in the Offering Circular for a discussion of certain risks that you should consider in connection with an investment in the Company’s common stock.)

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 1 to the Offering Circular is July 31, 2023.